Merrill Lynch International

Form SBSE-A

Amendment - SBSE-A/A

July 1, 2025

The following changes were made in this Amendment:

Changes to Schedule B, Section II Item 13B

BROKERCREDITSERVICE (CYPRUS) LIMITED – Terminated in Custody, Clearance, or Settlement section

Changes to Principals

Henry James O'Neil – Terminated as Director